Exhibit 99.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Graphex Group Limited (the “Company”), you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or registered institution in securities or other agent through whom the sale or the transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities of the Company or the American Depositary Shares representing the Company’s Ordinary Shares.

GRAPHEX GROUP LIMITED

烯石電動汽車新材料控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6128)

PROPOSED ADOPTION OF SHARE AWARD SCHEME

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

Financial Adviser to the Company

Capitalised terms used in this cover page shall have the same meanings as those defined in the section headed “Definitions” in this circular.

A notice convening the EGM to be held at 11/F., COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong on Monday, 6 February 2023 at 2:30 p.m. (Hong Kong time) is set out on pages EGM-1 to EGM-4 of this circular. Such form of proxy is also published on the websites of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk.

Whether or not you are able to attend the EGM, you are requested to complete and sign the enclosed proxy form in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Tricor Investor Services Limited, 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the EGM or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending, and voting in person at the EGM or any adjournment thereof should you so wish and in such event, the proxy shall be deemed to be revoked.

12 January 2023

PRECAUTIONARY MEASURES FOR THE EGM

In view of the recent development of the epidemic COVID-19, the Company will implement the following precautionary measures at the EGM against the epidemic to protect the Shareholders from the risk of infection:

(i)	compulsory body temperature check will be conducted for every Shareholder or proxy at the entrance of the venue. Any person with a body temperature of over 37.0 degrees Celsius will not be admitted to the venue;

(ii)	every Shareholder or proxy attending the EGM is required to wear surgical mask throughout the meeting;

(iii)	seating at the EGM venue will be arranged in a manner to allow appropriate social distancing. As a result, there may be limited capacity for Shareholders to attend the EGM. The Company may limit the number of attendees at the EGM as may be necessary to avoid over-crowding;

(iv)	no corporate gifts will be distributed and no refreshment or drinks will be served at the EGM; and

(v)	no guest will be allowed to enter the EGM venue if he/she is subject to any mandatory quarantine imposed by the Government of Hong Kong on the date of the EGM or has close contact with any person with confirmed cases or under quarantine.

Furthermore, the Company strongly encourages Shareholders, instead of attending the EGM in person, to appoint the chairman of the EGM as their proxy to vote on the resolution.

Due to the constantly evolving COVID-19 pandemic situation in Hong Kong, the Company may be required to change or adopt contingency plans for the EGM arrangements at short notice. Shareholders are advised to check the latest announcements published by the Company at the Company’s website (http://graphexgroup.com/) or the website of the Stock Exchange for future updates on the EGM arrangements.

- i -

CONTENTS

PAGE

DEFINITIONS	1

LETTER FROM THE BOARD	4

APPENDIX — SUMMARY OF THE 2023 SHARE AWARD SCHEME	A-1

NOTICE OF EGM	EGM-1

- ii -

DEFINITIONS

In this circular, the following expressions shall have the following meanings unless the context requires otherwise:

“2023 Share Award Scheme”	the new share award scheme of the Company proposed to be considered and adopted at the EGM, the principal terms of which are set out in the Appendix

“ADS Owner(s)”	the person in whose name American Depositary Shares is registered on the books of the Depositary maintained for that purpose

“American Depositary Share(s)”	the securities that are listed on the NYSE American and traded under the symbol “GRFX”, each representing 20 Ordinary Shares

“Announcement”	the announcement of the Company dated 9 January 2023 with respect to (i) termination of the Existing Share Award Scheme and the Existing Share Option Scheme; and (ii) proposed adoption of the 2023 Share Award Scheme

“Award(s)”	an award of Award Share(s) by the Board to Selected Participant(s) pursuant to the 2023 Share Award Scheme

“Award Share(s)”	the Ordinary Shares to be granted to Eligible Participant(s)

“Board”	the board of Directors of the Company

“Business Day”	means any day on which securities are traded on the Stock Exchange

“Company”	Graphex Group Limited (烯石電動汽車新材料控股有限公司), a company incorporated in the Cayman Islands with limited liability, the Ordinary Shares of which are listed on the Main Board of the Stock Exchange and the American Depositary Shares of which are listed on the NYSE American

“connected person(s)	has the meaning ascribed thereto under the Listing Rules

“Depositary”	The Bank of New York Mellon, a New York banking corporation, and any successor as depositary under the deposit agreement related to the American Depositary Shares

“Directors”	the directors of the Company

“EGM”	the extraordinary general meeting of the Company to be convened and held for the purposes of approving the 2023 Share Award Scheme and the Service Provider Sublimit

DEFINITIONS

“EIL”	Earthasia (International) Limited, an indirect wholly-owned subsidiary of the Company

“Eligible Participant(s)”	eligible participant(s) under the 2023 Share Award Scheme

“Excluded Participant(s)”	any Eligible Participant who is (1) resident in a place where the award of the Awarded Shares and/or vesting and transfer of the Awarded Shares pursuant to the terms of the equity based incentive program is not permitted under the laws and regulations of such place; (2) where in the view of the Board, compliance with the applicable laws or regulations in such place makes it necessary or expedient to exclude such Eligible Participant; or (3) is a person that is defined as “Executive Officer” under Section 240.10D-1(d) of the U.S. Securities Exchange Act of 1934, as amended, or is otherwise required under U.S. securities laws or the rules any securities exchange or association where the Company has any securities traded, including its American Depository Shares, to be subject to recoupment in accordance under any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law

“Existing EIL Share Award Scheme”	the existing share award scheme adopted by EIL on 19 January 2021

“Existing Share Award Scheme”	the existing share award scheme adopted by the Company on 21 August 2014

“Existing Share Option Scheme”	the existing share option scheme adopted by the Company on 3 June 2014

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time

“Latest Practicable Date”	9 January 2023, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

DEFINITIONS

“NYSE American”	the NYSE American LLC stock exchange market

“Ordinary Share(s)”	ordinary share(s) of HK$0.01 each in the issued share capital of the Company

“Ordinary Shareholder(s)	holder(s) of the Ordinary Share(s)

“PRC”	the People’s Republic of China

“Preference Share(s)”	the non-voting, non-convertible preference share(s) of HK$0.01 each in the issued share capital of the Company

“Preference Shareholder(s)”	holder(s) of the Preference Shares

“Related Entities”	holding companies, fellow subsidiaries or associated companies of the Company

“Scheme Mandate”	the maximum number of Award Shares which may be issued in respect of all Awards to be granted under the 2023 Share Award Scheme to be approved by the Shareholders at the EGM

“SEC”	the U.S. Securities and Exchange Commission

“Selected Participants”	eligible participants selected by the Board to grant Award(s) pursuant to the 2023 Share Award Scheme

“Share(s)”	collectively, the Ordinary Shares and the Preference Shares

“Shareholder(s)”	holder(s) of the Share(s)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

In the event of any inconsistency, the English text of this circular shall prevail over the Chinese text.

LETTER FROM THE BOARD

GRAPHEX GROUP LIMITED

烯石電動汽車新材料控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6128)

Executive Directors:	Registered office:
Mr. Lau Hing Tat Patrick	Windward 3
Mr. Chan Yick Yan Andross	Regatta Office Park
Mr. Qiu Bin	PO Box 1350
Grand Cayman KY1-1108
Non-executive Directors:	Cayman Islands
Mr. Ma Lida

Independent non-executive Directors:	Principal place of business in Hong Kong:
Ms. Tam Ip Fong Sin	11/F COFCO Tower
Mr. Wang Yuncai	262 Gloucester Road
Mr. Liu Kwong Sang	Causeway Bay
Mr. Tang Zhaodong	Hong Kong
Mr. Chan Anthony Kaikwong

12 January 2023

To the Shareholders

Dear Sir / Madam,

PROPOSED ADOPTION OF SHARE AWARD SCHEME

INTRODUCTION

Reference is made to the Announcement. The purpose of this circular is to provide the Shareholders further details regarding the proposed adoption of the 2023 Share Award Scheme.

ADOPTION OF THE 2023 SHARE AWARD SCHEME

The Existing Share Award Scheme, the Existing EIL Share Award Scheme and the Existing Share Option Scheme were adopted on 21 August 2014, 19 January 2021 and 3 June 2014 respectively.

LETTER FROM THE BOARD

In order to provide the Eligible Participants with equity incentives in compliance with the Listing Rules, the Board terminated the Existing Share Award Scheme and the Existing Share Option Scheme on 9 January 2023 and proposes the adoption of the 2023 Share Award Scheme.

The Existing EIL Share Award Scheme will continue to be in effect. As EIL is not a “principal subsidiary” as defined under Rule 17.14 of the Listing Rules, the Existing EIL Share Award Scheme will not be subject to the requirements of Chapter 17 of the Listing Rules. The Company will continue to comply with applicable Listing Rules (including Chapters 14 and 14A) in relation to operation of the Existing EIL Share Award Scheme and possible grant thereunder.

The 2023 Share Award Scheme is conditional upon the passing of a resolution by the Ordinary Shareholders to approve the adoption of the 2023 Share Award Scheme and to authorise the Board to grant Awards under the 2023 Share Award Scheme and to allot and issue, procure the transfer of and otherwise deal with the Award Shares in connection with the 2023 Share Award Scheme.

Subject to the satisfaction of the conditions above, and any early termination, the 2023 Share Award Scheme shall be valid and effective for a term of 10 years commencing on the adoption date of the 2023 Share Award Scheme (the “Adoption Date”).

Objectives

The specific objectives of the 2023 Share Award Scheme are:

(i)	to attract talents, suitable personnel and entities that are Eligible Participants who will accept Awarded Shares as part of their remuneration, compensation or payment packages for the development and growth of the businesses of the Group and Related Entities;

(ii)	to award certain Selected Participants with Awarded Shares for accepting their appointments, employments or engagement by the Group and Related Entities;

(iii)	to recognise the contributions by certain Selected Participants and to provide them with incentives in order to retain them for the continual operation, development and growth of the Group and Related Entities; and

(iv)	to improve or create sense of connection and/or loyalty of certain Selected Participants to the Group and Related Entities.

Eligible Participants

Eligible Participants include:

(i)	Any director and employee of the Company or any of its Subsidiaries (including any persons who are granted Awards under the 2023 Share Award Scheme as an inducement to enter into employment contracts with the Group);

LETTER FROM THE BOARD

(ii)	Any director and employee of the Related Entities (“Related Entity Participant(s)”); and

(iii)	Any person who provided services to the Group on a continuing or recurring basis in its ordinary and usual course of business which are in the interest of long-term growth of the Group (“Service Provider(s)”). The Service Providers include: (a) suppliers of services to any member of the Group; and (b) advisors (professional or otherwise) or consultants to any area of business or business development of any member of the Group.

For the avoidance of doubt, the Service Providers exclude placing agents or financial advisers providing advisory services to the Group for fundraising, mergers or acquisitions; and professional service providers such as auditors or valuers who provide assurance or are required to perform their services to the Group with impartiality and objectivity.

The Board (including the independent non-executive Directors) is of the view that, apart from the contributions from employees and directors of the Group, the success of the Group might also come from efforts and contributions from non-employees (including Related Entity Participants and Service Providers) who have contributed to the Group or may contribute to the Group in the future. The eligibility of Related Entity Participants and Service Providers to participate in the 2023 Share Award Scheme is consistent with the purpose of the 2023 Share Award Scheme, which enables the Group to preserve its cash resources and use share incentives to encourage persons outside of the Group to contribute to the Group and align the mutual interests of each party, as the Company, the Related Entity Participants and the Service Providers, by holding on to equity incentives, will mutually benefit from the long term growth of the Group.

Vesting

The Board is entitled to impose any terms and conditions (including a period of continued employment, engagement and/or service within the Group and/or any Related Entity after the Award shall become entitled and/or vested), as it deems appropriate in its absolute discretion with respect to the entitlement and/or vesting of the Awarded Shares on the Selected Participant and shall inform such Selected Participant the relevant conditions of the Award and the Awarded Shares provided that the vesting period for Awards shall not be less than 12 months unless under specific circumstances. The Board believes that its ability to provide for flexible accelerated exercisability or vesting of the Award under specific circumstances allows it to provide competitive remuneration package to attract and retain individuals to provide services to the Group.

Scheme limit

As at the Latest Practicable Date, the Company has 683,493,072 issued Ordinary Shares and 323,657,537 issued Preference Shares. Subject to the obtaining of Ordinary Shareholders’ approval with respect to the adoption of the 2023 Share Award Scheme and assuming that there is no change in the issued Ordinary Shares between the period from the Latest Practicable Date to the Adoption Date, the maximum number of Ordinary Shares issuable pursuant to the 2023 Share Award Scheme on the Adoption Date will be 68,349,307 Ordinary Shares, representing approximately 10% of the existing issued Ordinary Shares of the Company (i.e. the Scheme Mandate).

LETTER FROM THE BOARD

The Company also proposes to set a sublimit of the Ordinary Shares in respect of Awards that may be granted to Service Providers, assuming there is no change in the issued Ordinary Shares between the period from the Latest Practicable Date to the Adoption Date, the maximum number of Ordinary Shares may be granted to Service Providers is 34,176,653 Ordinary Shares, representing approximately 5% of the existing issued Ordinary Shares of the Company (the “Service Provider Sublimit”). The Service Provider Sublimit was determined based on 50% of the Scheme Mandate. The Service Provider Sublimit is subject to separate approval by the Ordinary Shareholders at the EGM and conditional on the adoption of the 2023 Share Award Scheme. Grant of Awards to any Service Provider will be subject to the adoption of the 2023 Share Award Scheme and the Service Provider Sublimit. For avoidance of doubt, if either of the adoption of the 2023 Share Award Scheme or the Service Provider Sublimit is not approved by the Ordinary Shareholders at the EGM, no Awards are allowed to be granted to any Service Provider.

The Service Provider Sublimit is determined based on the possible number of Award Shares that the Company intends to grant to Service Providers and the Company’s future business and development plan. The Board considers that the Service Providers Sublimit is appropriate and reasonable taking into account (i) the grant of Awards to the Service Providers under the 2023 Share Award Scheme will be decided on a case-by-case basis based on his/her contributions to the development and growth of the Company from time to time; and (ii) the Company estimates that the percentage of the number of Award Shares that the Company intends to grant to the Service Providers will be less than 5% of existing issued Ordinary Shares of the Company as at the Adoption Date.

The Directors consider the Service Provider Sublimit to be appropriate and reasonable given the Group’s business needs and such a limit provides the Group with flexibility to provide equity incentive (instead of expending cash resources in the form of monetary consideration) to reward and collaborate with persons who are not employees or officers of the Group, but who may have expertise in their field or who may be able to provide valuable expertise or services to the Group.

A summary of the principal terms of the 2023 Share Award Scheme is set out in the Appendix to this circular.

EGM

The EGM will be convened for the purpose of considering and, if deemed appropriate, approving the adoption of the 2023 Share Award Scheme and Service Provider Sublimit.

To the best of the knowledge, information and belief of the Directors, no Ordinary Shareholder has a material interest in the adoption of the 2023 Share Award Scheme and the Service Provider Sublimit, and is required to abstain from voting on the resolutions to approve the aforesaid matters at the EGM.

The notice of EGM is set out on pages EGM-1 to EGM-4 of this circular. A proxy form for use at the EGM is enclosed herewith. Whether or not you are able to attend the EGM, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon and deposit the same at the offices of the Company’s branch share registrar and transfer office in Hong Kong, Tricor Investor Services Limited, 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong as soon as possible and in any event not less than 48 hours before the time fixed for the EGM. The completion and delivery of a form of proxy will not preclude you from attending and voting at the EGM in person (if applicable).

LETTER FROM THE BOARD

AMERICAN DEPOSITARY SHARES

Each ADS Owner shall have the right under the deposit agreement related to the American Depositary Shares to instruct the Depositary to vote the Ordinary Shares related to American Depositary Shares held by such ADS Owner to cause the Depositary to vote such Ordinary Shares.

The Company has provided a notice to the Depositary with this Circular and has requested that the Depositary provide a notice to each ADS Owner that contains (i) the information contained in this Circular, (ii) a statement that the ADS Owners as of the close of business on a specified record date will be entitled, subject to any applicable provision of Cayman Islands law and of the articles of association or similar documents of the Company, to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of Ordinary Shares represented by their respective American Depositary Shares, (iii) a statement as to the manner in which those instructions may be given, including an express indication that instructions may be deemed given to cause the Depositary to vote the Ordinary Shares related to American Depositary Shares held by each ADS Owner.

The last date on which the Depositary will accept instructions from an ADS Owner is 26 January 2023.

The Depositary shall not vote or attempt to exercise the right to vote that attaches to the deposited Ordinary Shares other than in accordance with instructions given by ADS Owners and received by the Depositary.

In order to give ADS Owners a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to Ordinary Shares, if the Company will request the Depositary to disseminate the notice to each of the ADS Owners, the Company shall give the Depositary notice of the meeting, details concerning the matters to be voted upon and copies of materials to be made available to Ordinary Shareholders in connection with the meeting not less than 45 days prior to the meeting date.

The Company is a foreign private issuer under U.S. federal securities laws and is not subject to the proxy rules promulgated by the U.S. Securities and Exchange Commission.

RECOMMENDATION

The Directors consider that the adoption of the 2023 Share Award Scheme and the Service Provider Sublimit are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve all the resolutions as set out in the notice of EGM on page EGM-1 to EGM-4 of this circular.

LETTER FROM THE BOARD

RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix to this circular.

A copy of the 2023 Share Award Scheme will be published on the websites of Stock Exchange and the Company for display for a period of not less than 14 days before the date of the EGM and the 2023 Share Award Scheme will be made available for inspection at the EGM.

By order of the Board
Graphex Group Limited
Lau Hing Tat Patrick
Chairman

APPENDIX	SUMMARY OF THE 2023 SHARE AWARD SCHEME

Set out below is a summary of the principal terms and conditions of the 2023 Share Award Scheme to provide sufficient information to Shareholders for their consideration of the 2023 Share Award Scheme proposed to be adopted at the EGM.

(1)	PURPOSE, DURATION AND ADMINISTRATION OF THE SCHEME

The purpose of the 2023 Share Award Scheme is to attract talents, suitable personnel and entities that are Eligible Participants who will accept Award Shares as part of their remuneration, compensation or payment packages for the development and growth of the businesses of the Group and Related Entities; to award certain Selected Participants with Award Shares for accepting their appointments, employments or engagement by the Group and Related Entities; to recognise the contributions by certain Selected Participants and to provide them with incentives in order to retain them for the continual operation, and development and growth of the Group and Related Entities; and to improve or create sense of connection and/or loyalty of certain Selected Participants to the Group and Related Entities.

Subject to any early termination, the 2023 Share Award Scheme shall be valid and effective for a term of 10 years commencing on the Adoption Date.

The 2023 Share Award Scheme shall be subject to the administration of the Board in accordance with these rules of the 2023 Share Award Scheme. The decision of the Board with respect to any matter arising under the Scheme (including the interpretation of any provision) shall be final and binding.

(2)	WHO MAY JOIN

The Board may, at its absolute discretion, invite any persons belonging to any of the following classes of participants (i.e. Eligible Participants), to be offered Awards:

(i)	any director and employee of the Company or any of its subsidiaries (including any persons who are granted Awards under the 2023 Share Award Scheme as an inducement to enter into employment contracts with the Group);

(ii)	any director and employee of the Related Entities; and

(iii)	Service Providers.

(3)	MAXIMUM NUMBER OF SHARES

The maximum number of Award Shares which may be issued in respect of all Awards to be granted under the 2023 Share Award Scheme (i.e. the Scheme Mandate), must not aggregate exceed ten (10) percent of the Shares in issue as at the Adoption Date. The Company shall not grant any further Awards which will result in the total number of Award Shares in respect of all Awards granted/to be granted to Selected Participants exceeds the Scheme Mandate.

APPENDIX	SUMMARY OF THE 2023 SHARE AWARD SCHEME

The maximum number of Award Shares which may be issued in respect of all Awards to be granted to Service Providers under the 2023 Share Award Scheme, must not in aggregate exceed 50% of the Scheme Mandate (i.e. the Service Provider Sublimit). The Company shall not grant any further Awards which will result in the total number of Award Shares in respect of all Awards granted/to be granted to Service Providers exceed the Service Providers Sublimit.

Subject to the rules of the 2023 Share Award Scheme, the Scheme Mandate and the Service Provider Sublimit may be refreshed by the Company as follows:

(i)	the Company may seek approval by its Shareholders in general meeting for refreshing the Scheme Mandate Limit and the Service Provider Sublimit (as the case may be) under the Scheme after three years from the Adoption Date or from the date of Shareholders’ approval for the last refreshment;

(ii)	if the Company seeks to refresh the Scheme Mandate Limit and the Service Provider Sublimit (as the case may be) under the 2023 Share Award Scheme within three year period from the Adoption Date or from the date of Shareholders’ approval for the last refreshment, such refreshment must be approved by the Shareholders in general meeting subject to the following provisions:

(a)	any controlling shareholders of the Company and their associates (or if there is no controlling shareholder, Directors (excluding independent non-executive Directors) and chief executive of the Company and their respective associates) must abstain from voting in favour of the relevant resolution at the general meeting; and

(b)	the Company must comply with the requirements under the Chapter 13 of Listing Rules,

provided that point (ii) above do not apply if the refreshment is made immediately after an issue of securities by the Company to its Shareholders on a pro rata basis as set out in rule 13.36(2)(a) of the Listing Rules such that the unused part of the Scheme Mandate Limit (as a percentage of the Shares in issue) upon refreshment is the same as the unused part of the Scheme Mandate Limit immediately before the issue of securities rounded to the nearest whole Share.

The total number of Ordinary Shares which may be issued in respect of all Awards to be granted under all the share schemes of the Company under the Scheme Mandate Limit or the Service Provider Sublimit as (as the case may be) refreshed must not exceed 10% of the Shares in issue as at the date of approval of the refreshed Scheme Mandate Limit or the Service Provider Sublimit Scheme (as the case may be).

The Company may seek separate approval by the Shareholders in general meeting for granting Awards beyond the Scheme Mandate Limit provided the Awards in excess of the limit are granted only to the Selected Participant(s) specifically identified by the Company before such approval is sought and the Company must issue a circular to the Shareholders containing such relevant information from time to time as required by the Listing Rules in relation to any such proposed grant to such Selected Participants.

APPENDIX	SUMMARY OF THE 2023 SHARE AWARD SCHEME

(4)	MAXIMUM ENTITLEMENT OF EACH PARTICIPANT

No Award shall be granted to any Selected Participant which would result in the total number of (a) the Award Shares issued and to be issued under the Awards already granted or to be granted to such Selected Participant under the 2023 Share Award Scheme (excluding any Awards cancelled in accordance with the terms of the 2023 Share Award Scheme); and (b) any Ordinary Shares issued and to be issued in respect of all other options and awards (if any) granted to such Selected Participant, in the 12-month period up to and including the date of such grant representing in aggregate over 1% of the Ordinary Shares in issue (the “1% Individual Limit”). Any grant of Awards that shall exceed the 1% Individual Limit must be separately approved by Ordinary Shareholders in general meeting which such Selected Participant and his/her close associates (or associates if such Selected Participant is a connected person) abstaining from voting and the Company must send a circular to the Shareholders in compliance with the requirements of the Listing Rules.

Any grant of Awards to a Director, chief executive or substantial shareholder of the Company, or any of their respective associates must be approved by the independent non-executive Directors (excluding any independent non-executive Director who is the grantee of the Awards).

No Award shall be granted to any Selected Participant who is a Director (other than an independent non-executive Director) or chief executive of the Company, or any of their associates which would result in the total number of the Award Shares issued and to be issued under the Awards already granted or to be granted to such Selected Participant under the 2023 Share Award Scheme (excluding any Awards cancelled in accordance with the terms of the Scheme) in the 12-month period up to and including the date of such grant, representing in aggregate over 0.1% of the Shares in issue (the “0.1% Limit”). Any grant of Awards to such Selected Participant that shall exceeds the 0.1% Limit must be approved by Shareholders in general meeting and the Company must send a circular to the Shareholders in compliance with the requirements of the Listing Rules.

No Award shall be granted to any Selected Participant who is an independent non-executive Director or a substantial shareholder of the Company, or any of their respective associates which would result in the total number of the Award Shares issued and to be issued under the Awards already granted or to be granted to such Selected Participant under the 2023 Share Award Scheme (excluding any Awards cancelled in accordance with the terms of the Scheme) in the 12-month period up to and including the date of such grant, representing in aggregate over the 0.1% Limit. Any grant of Awards to such Selected Participant that shall exceeds the 0.1% Limit must be approved by Shareholders in general meeting and the Company must send a circular to the Shareholders in compliance with the requirements of the Listing Rules.

In the event of any Award being granted to any Selected Participant who is a Director, chief executive of the Company, a substantial shareholder of the Company, or any of their respective associate which would exceed the 0.1% Limit, the grantee of the Award and all core connected persons of the Company must abstain from voting in favour at such general meeting convened to approve the granting of the Award and the Company must comply with the requirements under Chapter 13 of the Listing Rules.

APPENDIX	SUMMARY OF THE 2023 SHARE AWARD SCHEME

(5)	VESTING OF AWARDS

Subject to the terms and condition of the 2023 Share Award Scheme and the fulfillment of all entitlement and/or vesting conditions to the entitlement and/or vesting of the Award Shares on such Selected Participant as specified in the 2023 Share Award Scheme and the grant notice (unless otherwise waived by the Board), the Board shall on the vesting date (or if the vesting date is not a Business Day, on the next Business Day) cause the Company to allot and issue to such Selected Participant such number of new Award Shares as set out in the grant notice and the Board shall cause to be paid the subscription money for the new Award Shares, representing the nominal value of the new Award Shares multiplied by the number of new Award Shares to be issued, from the Company’s resources.

The Board is entitled to impose any terms and conditions (including a period of continued employment, engagement and/or service within the Group and/or any Related Entity after the Award shall become entitled and/or vested), as it deems appropriate in its absolute discretion with respect to the entitlement and/or vesting of the Awarded Shares on the Selected Participant and shall inform such Selected Participant the relevant conditions of the Award and the Awarded Shares provided that the vesting period for Awards shall not be less than 12 months unless under the specific circumstances set out below:

(i)	to provide competitive terms and conditions to individuals in that the Board considers are valuable talent for the development and growth of the businesses of the Group in order to attract and induce them in accepting the employment offer made by the Group to them;

(ii)	in the event that a Selected Participant retired at his normal retirement date, all the Award Shares of the relevant Selected Participant, as determined by the Board in its absolute discretion, shall be deemed to be vested on the day immediately prior to his normal retirement or such earlier or later date by agreement with the relevant member of the Group;

(iii)	in the event of the death of a Selected Participants at any time prior to a Vesting Date, the Award Shares of such Selected Participants shall be deemed to be vested on the day immediately prior to his death;

(iv)	in the event of a change in control of the Company as defined in the Hong Kong Code on Takeovers and Merges and Share Buy-back prior to the Vesting Date, the Board shall determine at its absolute discretion whether such Award Shares shall vest to the Selected Participant; and

(v)	in the event that a notice is duly given by the Company to its Shareholders to convene a general meeting for the purpose of considering a resolution for the voluntary winding-up of the Company or an order of winding up of the Company is made, the Board shall determine at its discretion whether such Award Shares shall vest to the Selected Participant and the time at which such Award Shares shall vest.

APPENDIX	SUMMARY OF THE 2023 SHARE AWARD SCHEME

(6)	PERFORMANCE TARGETS

The Board is entitled to impose any terms and conditions (including a period of continued employment, engagement and/or service within the Group and/or any Related Entity after the Award shall become entitled and/or vested), as it deems appropriate in its absolute discretion with respect to the entitlement and/or vesting of the Awarded Shares on the Selected Participant.

(7)	GRANT PRICE

Subject to the provision of the 2023 Share Award Scheme, the Board may grant Awards to any Selected Participant at no consideration.

(8)	RIGHTS ATTACHING TO THE AWARD SHARES

A Selected Participant shall not have any interest or rights (including the right to receive dividends) in the Award Shares under an Award prior to the vesting date; and a Selected Participant shall have no voting rights in the Award Shares under an Award prior to the vesting date.

(9)	AUTOMATIC CANCELLATION OF AN AWARD

An Award shall be automatically cancelled if

(i)	the Selected Participant fails to sign and return the acceptance form attached to the grant notice before the expiry of the acceptance period;

(ii)	the Board does not receive the reply slip and the relevant duly signed documents from the Selected Participant at least ten (10) Business Days prior to the vesting date; and

(iii)	unless otherwise waived or determined by the Board, the entitlement and vesting condition specified in the grant notice are not fully satisfied prior to or on the relevant vesting date. If any entitlement condition specified in the grant notice for any specific number of Award Shares under an Award is being satisfied prior to or on the relevant vesting date, such number of Award Shares shall, upon the vesting condition for those entitled Award Shares being satisfied prior to or on the relevant vesting date, be vested to the Selected Participant on the relevant vesting date and any remaining number of Award Shares the entitlement condition is not being satisfied prior to or on the relevant vesting date shall be automatically cancelled on the relevant vesting date.

Awards that are cancelled in accordance with the terms of the 2023 Share Award Scheme shall not be regarded as utilized for the purpose of calculating the Scheme Mandate and the Service Provider Sublimit.

APPENDIX	SUMMARY OF THE 2023 SHARE AWARD SCHEME

(10)	CLAWBACK MECHANISM

In the event that prior to or on the vesting date, a Selected Participant is found to be an Excluded Participant or is deemed to cease to be an Eligible Participant upon occurrence of the following circumstances (unless the Board determines otherwise):

(i)	where such person has committed any act of fraud or dishonesty or serious misconduct, whether or not in connection with his employment or engagement or service to any member of the Group or Related Entity and whether or not it has resulted in his employment or engagement or service being terminated by the relevant member of the Group or any Related Entity;

(ii)	where such person has been declared or adjudged to be bankrupt by a competent court or governmental body or has failed to pay his debts as they fall due (after the expiry of any applicable grace period) or has entered into any arrangement or composition with his creditors generally or an administrator has taken possession of any of his assets;

(iii)	where such person has been convicted of any criminal offence; or

(iv)	where such person has been convicted of or is being held liable for any offence under or any breach of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) or other securities laws or regulations in Hong Kong or any other applicable laws or regulations in force from time to time, the relevant Award made to such Selected Participant shall automatically be cancelled. Such Selected Participant shall have no right or claim against the Company, any other member of the Group, the Board or with respect to those or any other Ordinary Shares or any right thereto or interest therein in any way.

Each Selected Participant that receives an Award is subject to recovery of the award benefits in accordance with the U.S. securities laws which were amended by the SEC on 26 October 2022. These U.S. securities laws require, among other matters, a clawback of award benefits to the extent of a restatement of the Company’s financial statements and that the Company adopt and enforce a recovery or clawback policy that complies with the U.S. securities laws and the requirements of the NYSE American. The Company is required to supplement its recovery or clawback policy to comply with such requirements under the U.S. securities laws and the NYSE American.

If it is concluded that the Company is required to prepare a financial accounting restatement due to its material non-compliance with any financial reporting requirement under the applicable securities laws in the period of that is no more than three years following the vesting of an Award to a Selected Participant, then the Company must recover from any Excluded Participant the part of the Award that was erroneously vested in such Excluded Participant, in accordance with any compensation recovery policy, adopted by the Company pursuant to the listing standards of any national securities exchange and as amended from time to time, to comply with its requirements under the rules of the SEC or the listing rules of any national stock exchange market on which the Company has any securities listed for trading, including the Company’s American Depositary Share(s). The amount erroneously vested will be determined based on the effect any such financial accounting restatement. Such Excluded Participant may not be insured against or indemnified for the loss of the part of the Award erroneously vested.

APPENDIX	SUMMARY OF THE 2023 SHARE AWARD SCHEME

(11)	CAPITAL REORGANISATION

If the Company conducts a consolidation or subdivision of its Ordinary Shares after the Scheme Mandate or the Service Provider Sublimit has been approved in general meeting, the maximum number of Award Shares that may be issued in respect of all the Awards to be granted under the 2023 Share Award Scheme under the Scheme Mandate Limit or the Service Provider Sublimit as a percentage of the total number of issued Shares at the date immediately before and after such consolidation or subdivision shall be the same, rounded down to the nearest whole Ordinary Share.

(12)	TRANSFERABILITY OF AWARDS GRANTED

Prior to the vesting date, any Award made under the 2023 Share Award Scheme shall be personal to the Selected Participant to whom it is made and shall not be assignable and no Selected Participant shall in any way sell, transfer, charge, mortgage, encumber or create any interest in favour of any other person over or in relation to the Award Shares referable to him pursuant to such Award unless a waiver is granted by the Stock Exchange allowing the transfer of the Awards from a Selected Participant to a vehicle (such as a trust or a private company) for the benefit of such Selected Participant and any family members of such Selected Participant (e.g. for estate planning or tax planning purposes) that would continue to meet the purpose of the Scheme and comply with the requirements of Chapter 17 of the Listing Rules.

(13)	ALTERATION OF THE 2023 SHARE AWARD SCHEME AND CHANGE TO THE TERMS OF THE AWARDS

Except for those prohibited under the rules of the 2023 Share Award Scheme, the 2023 Share Award Scheme may be amended in any respect by a resolution of the Board provided that no such amendment shall operate to affect materially and adversely any subsisting rights of any Selected Participants thereunder.

Any alteration to the terms and conditions of the Awards granted to a Selected Participant must be approved by the Board, the remuneration committee, the independent non-executive Directors and/or the Shareholders (as the case may be) if the initial grant of the Awards was approved by the Board, the remuneration committee and/or the independent non-executive Directors and/or the Shareholders (as the case may be).

(14)	TERMINATION

The 2023 Share Award Scheme shall terminate on the earlier of: (i) the tenth anniversary date of the Adoption Date; and (ii) such date of early termination as determined by the Company by ordinary resolution in general meeting or the Board by a resolution of the Board, provided that such termination shall not affect any subsisting rights of any Selected Participant hereunder.

Upon termination of the 2023 Share Award Scheme, (i) no further grant of Award or Awarded Shares may be made under the 2023 Share Award Scheme; and (ii) all the Awards of the Selected Participant granted under the Scheme shall continue to be valid and effective and become vested in the Selected Participant according to the terms and conditions of the Award.

NOTICE OF EGM

GRAPHEX GROUP LIMITED

烯石電動汽車新材料控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6128)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN an extraordinary general meeting (the “EGM”) of Graphex Group Limited (the “Company”) will be held at 11/F., COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong on Monday, 6 February 2023 at 2:30 p.m. (Hong Kong time) for the purpose of considering and, if thought fit, passing, without modifications, the following ordinary resolution of the Company. Unless otherwise indicated, capitalized terms used herein shall have the same meanings as those defined in the circular of the Company dated 12 January 2023 (the “Circular”).

ORDINARY RESOLUTIONS

To consider and, if thought fit, to pass with or without amendments, the following resolutions as ordinary resolutions:

1.	“THAT, subject to and conditional upon the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the Ordinary Shares which may fall to be issued and allotted on to the vesting of any Awarded Shares pursuant to any Awards which may be granted under the 2023 Share Award Scheme, the rules of which are contained in the document marked “A” produced to this meeting and signed by the chairman of this meeting for identification purpose, the 2023 Share Award Scheme and the Scheme Mandate limit of 68,349,307 Ordinary Shares be and is hereby approved and adopted and the Directors be and are hereby authorised to take all such steps and attend all such matters, approve and execute (whether under hand or under seal) such documents and do such other things, for and on behalf of the Company, as the Directors may consider necessary, desirable or expedient to effect and implement the 2023 Share Award Scheme, including without limitation,

(i)	administering the 2023 Share Award Scheme under which Awards will be granted to Eligible Participants under the 2023 Share Award Scheme;

(ii)	modifying and/or amending the 2023 Share Award Scheme from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the 2023 Share Award Scheme relating to modification and/or amendment and the requirements of the Listing Rules;

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NOTICE OF EGM

(iii)	granting Awards to Selected Participants under the 2023 Share Awards Scheme and allotting and issuing from time to time such number of Awarded Shares as may be required to be issued pursuant to the vesting of the Awards that may be granted under the 2023 Share Award Scheme and subject to the Listing Rules;

(iv)	making application at the appropriate time or times to the Stock Exchange, and any other stock exchanges upon which the issued Ordinary Shares of the Company may for the time being listed, for the listing of, and permission to deal in, any new Awarded Shares or any part thereof that may hereafter from time to time be allotted and issued pursuant to the vesting of the Award granted under the 2023 Share Award Scheme; and

(v)	consenting, if it so deems fit and expedient, to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the 2023 Share Award Scheme.”

2.	“THAT, conditional on the passing of the ordinary resolution no. 1 set out in this notice and adoption of the 2023 Share Award Scheme, the Service Provider Sublimit (as defined in the 2023 Share Award Scheme) on the total number of Award Shares that may be issued in respect of all Awards to be granted to Service Providers under the Share Award Scheme be and is hereby approved and adopted and the Directors be and are hereby authorised to take all such steps and attend all such matters, approve and execute (whether under hand or under seal) such documents and do such other things, for and on behalf of the Company, as the Directors may consider necessary, desirable or expedient to effect and implement the Service Provider Sublimit.”

By order of the board
Graphex Group Limited
Lau Hing Tat Patrick
Chairman

Hong Kong, 12 January 2023

Registered office:	Headquarter, head office and principal place of business in Hong Kong:
Windward 3	11/F, COFCO Tower
Regatta Office Park	262 Gloucester Road
P.O. Box 1350	Causeway Bay
Grand Cayman	Hong Kong
KY1-1108
Cayman Islands

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NOTICE OF EGM

Notes:

1.	Any member of the Company entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2.	In order to be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company’s branch share registrar in Hong Kong, Tricor Investor Services Limited, 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong not less than 48 hours before the time for holding the EGM. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3.	In case of joint shareholdings, the vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint shareholding.

4.	For the purposes of holding the EGM, the register of members of the Company will be closed from Wednesday, 1 February 2023 to Monday, 6 February 2023 (both days inclusive), for the purpose of determining the entitlement to attend and vote at the EGM scheduled to be held on Monday, 6 February 2023. In order to be eligible to attend and vote at the EGM, all transfer forms accompanied by the relevant share certificates must be lodged with the Company’s branch share registrar in Hong Kong, Tricor Investor Services Limited, 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong not later than 4:30 p.m. (Hong Kong time) on Tuesday, 31 January 2023.

5.	If “extreme condition” caused by super typhoon or a black rainstorm warning signal is in force or a tropical cyclone warning signal number 8 or above remains hoisted at 8:00 a.m. (Hong Kong time) on 6 February 2023, the above meeting will be postponed. Shareholders of the Company are requested to read the website of the Company at www.graphexgroup.com for details of alternative meeting arrangements. If shareholders of the Company have any queries concerning the alternative meeting arrangements, please call the Company at (852) 2559 9438 during business hours from 9:30 a.m. to 6:30 p.m. (Hong Kong time) on Monday to Friday, excluding public holidays.

6.	The EGM will be held as scheduled when an amber or red rainstorm warning signal is in force.

7.	Shareholders of the Company should make their own decision as to whether they would attend the above meeting under bad weather conditions bearing in mind their own situation and if they should choose to do so, they are advised to exercise care and caution.

8.	In view of the recent development of the epidemic COVID-19, the Company will implement the following precautionary measures at the EGM against the epidemic to protect the Shareholders from the risk of infection:

(i)	compulsory body temperature check will be conducted for every Shareholder or proxy at the entrance of the venue. Any person with a body temperature of over 37.0 degrees Celsius will not be admitted to the venue;

(ii)	every Shareholder or proxy attending the EGM is required to wear surgical mask throughout the meeting;

(iii)	seating at the EGM venue will be arranged in a manner to allow appropriate social distancing. As a result, there may be limited capacity for Shareholders to attend the EGM. The Company may limit the number of attendees at the EGM as may be necessary to avoid over-crowding;

(iv)	no corporate gifts will be distributed and no refreshment or drinks will be served at the EGM; and

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NOTICE OF EGM

(v)	no guest will be allowed to enter the EGM venue if he/she is subject to any mandatory quarantine imposed by the Government of Hong Kong on the date of the EGM or has close contact with any person with confirmed cases or under quarantine.

9.	The Company strongly encourages Shareholders, instead of attending the EGM in person, to appoint the chairman of the EGM as their proxy to vote on the resolution.

10.	Due to the constantly evolving COVID-19 pandemic situation in Hong Kong, the Company may be required to change the EGM arrangements at short notice. Shareholders should check the Company’s website (https://graphexgroup.com/) or the website of the Stock Exchange (www.hkex.com.hk) for future announcements and update on the EGM arrangement.

As at the date of this notice, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin, the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang, Mr. Tang Zhaodong and Mr. Chan Anthony Kaikwong.

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GRAPHEX GROUP LIMITED

烯石電動汽車新材料控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6128)

PROXY FORM

PROXY FORM FOR USE AT THE EXTRAORDINARY GENERAL MEETING OR

AT ANY ADJOURNMENT THEREOF (“MEETING”)

I/We1____________________________________________________________of_________________________being the registered holder(s) of                           _ share(s)2 of HK$0.01 each in the share capital of Graphex Group Limited (the “Company”), hereby appoint3 the Chairman of the Meeting or____________of_______________________________________________________________________________to act as my/our proxy to attend and vote for me/us and on my/our behalf at the Meeting to be held at 11/F., COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong on Monday, 6 February 2023 at 2:30 p.m. (Hong Kong time) and at any adjournment thereof for the purpose of considering, if thought fit, passing the resolutions set out in the notice convening the Meeting as hereunder indicated, and, if no such indication is given, as my/our proxy thinks fit properly put to the Meeting.

ORDINARY RESOLUTIONS			FOR[4]	AGAINST[4]
1.	To approve, subject to and conditional upon the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the Ordinary Shares which may fall to be issued and allotted on the vesting of any Awarded Shares pursuant to any Awards which may be granted under the 2023 Share Award Scheme, and the adoption of the rules of which are contained in the document marked “A” produced to this meeting and signed by the chairman of this meeting for identification purpose, and the Scheme Mandate limit of 68,349,307 Ordinary Shares, and to authorise the Directors to take all such steps and attend all such matters, to approve and execute (whether under hand or under seal) such documents and to do such other things, for and on behalf of the Company, as the Directors may consider necessary, desirable or expedient to effect and implement the 2023 Share Award Scheme, including without limitation,

	(i)	administering the 2023 Share Award Scheme under which Awards will be granted to Eligible Participants under the 2023 Share Award Scheme;

	(ii)	modifying and/or amending the 2023 Share Award Scheme from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the 2023 Share Award Scheme relating to modification and/or amendment and the requirements of the Listing Rules;

	(iii)	granting Awards to Selected Participants under the 2023 Share Awards Scheme and allotting and issuing from time to time such number of Awarded Shares as may be required to be issued pursuant to the vesting of the Awards that may be granted under the 2023 Share Award Scheme and subject to the Listing Rules;

	(iv)	making application at the appropriate time or times to the Stock Exchange, and any other stock exchanges upon which the issued Ordinary Shares of the Company may for the time being be listed, for the listing of, and permission to deal in, any new Awarded Shares or any part thereof that may hereafter from time to time be allotted and issued pursuant to the vesting of the Award granted under the 2023 Share Award Scheme; and

	(v)	consenting, if it so deems fit and expedient, to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the 2023 Share Award Scheme.

ORDINARY RESOLUTIONS		FOR[4]	AGAINST[4]
2	To approve, conditional on the passing of the ordinary resolution no. 1 set out in this notice and adoption of the 2023 Share Award Scheme, the adoption of the Service Provider Sublimit (as defined in the 2023 Share Award Scheme) on the total number of Award Shares that may be issued in respect of all Awards to be granted to Service Providers under the Share Award Scheme and to authorise the Directors to take all such steps and attend all such matters, to approve and execute (whether under hand or under seal) such documents and to do such other things, for and on behalf of the Company, as the Directors may consider necessary, desirable or expedient to effect and implement the Service Provider Sublimit.

Dated:	Shareholder’s signature:

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.	Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3.	If any proxy other than the Chairman of the Meeting is preferred, delete words “the Chairman of the Meeting or” and insert the name and address of the proxy desired in the space provided.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK THE BOX MARKED “AGAINST”. Failure to tick a box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.

5.	The description of this resolution is by way of summary only. The full text appears in the Notice of the Meeting.

6.	To be valid, the proxy form together with a power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power or authority must be deposited at the Company’s branch share registrar, Tricor Investor Services Limited, 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof.

7.	This proxy form must be signed by you or your attorney duly authorized in writing or in the case of a corporation must either be executed under its common seal or under the hand of an officer or attorney or other person duly authorized.

8.	In the case of joint holders, the vote of the senior who tenders a vote, whether in person or proxy, will be accepted to the exclusion of the votes of the joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company.

9.	Any member of the Company entitled to attend and vote at the Meeting shall be entitled to appoint more than one proxy to attend and vote instead of him. A proxy need not be a member of the Company but must attend the Meeting in person to represent you.

10.	Completion and return of this form of proxy will not preclude you from attending and voting in person at the Meeting or at any adjournment thereof if you so wish and, in such event, the appointed proxy shall be deemed to have been revoked.

11.	Any alteration made to this form of proxy must be initialed by the person who signs it.